Americas Wind Energy Corporation

August 26, 2010

Securities and Exchange Commission
100 F Street NE
Washington DC 20549 – 6010

Attention:	Kristin Lochhead
Brian Cascio

Re:	Americas Wind Energy Corp.
Form 10-K for the fiscal year ended July 31, 2009
Filed November 12, 2009
Form 10-Q for the fiscal period ended January 31, 2010
File No. 000-50861

Dear Ms. Lochhead

This letter is in response to your letter of August 6, 2010. Our responses are numbered in a manner that corresponds with your comments as set out in your letter.

Form 10-K for the fiscal year ended July 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

Results of Operations for the year ended July 31, 2009 and 2008

1.

We note your response to prior comment 1 and we see that you recognized other income from adjustments to accounts payable, gain on sale of equipment, and loss on disposal of contracts as “other expenses outside of loss from operations. Please tell us why these amounts should not have been recognized within operations since they pertained to the operations of your wind turbine business.

We agree that these should have been presented as part of loss from operations. The 10-K July 31, 2009 filing will be amended for this correction.

Report on Independent Registed Public Accounting Firm, page F-1

2.

We note that your response to prior comment 5. However, since your current report of independent registered public accounting firm does not comply with Rule 2-02 of Regulation S-X, please amend your filing to include an audit report that includes a conforming signature of the independent registered public accounting firm, as required by Article 2 of Regulation S-X.

The 10-K July 31, 2009 filing will be amended for this correction.

24 Palace Arch Drive	Phone (416) 233.5670
Toronto, ON	Fax (416) 233.6493
Canada M9A 2S1	Email hald@awe-wind.com

Form 10-Q for the fiscal quarter ended April 30, 2010

Condensed Consolidated Statements of Operations and Comprehensive Loss, page F-2

3.

We see that you have recognized net “other income” as a non-operating gain and that these amounts represent the gain from extinguishment of debt due EWT net of the impairment of an intangible asset. Please tell us why these amounts should be netted on the face of the statement of operations. In addition, tell us why the impairment of the intangible asset was not recorded within operations since it related to your principal operating activities.

Upon entering into the Settlement Agreement and Mutual Release (the “Agreement”) on April 28, 2010, the Company and EWT agreed to satisfy debts due to EWT and to terminate the sublicense agreement. Consequently, the intangible asset was written-down because it was determined that the asset would effectively be transferred back to EWT. As such, the settlement of the debt to EWT was offset with the impairment of the intangible asset as they were both resultant from the same transaction outlined in the Agreement.

Secondly, we agree that the other income should have been presented as part of operations. The Form 10-Q April 30, 2010 filing will be amended for this correction.

Note 7. Convertible Loan Payable, page F-8

4.	We reference the statement that no accretion of the convertible loan was recorded for the nine months ended April 30, 2010. Please tell us why you did not record any accretion during this period.

On March 6, 2008, the $350,000 of cash consideration received from the issuance of the convertible loan was $350,000. $275,000 of the face value was allocated to the convertible loan and $75,000 was allocated to the warrants, based on ASC 470-20. Given that the convertible loan agreement matured on March 6, 2009, the convertible loan amount was fully accreted to its face value of $350,000 at that date. As such, no further accretion was recorded subsequent to March 6, 2009.

In addition, the convertible loan has an interest component accruing on the principal balance at the Bank of Canada prime + 2% per annum. No accrued interest expense was recorded past July 31, 2009 because the amount was determined to be immaterial. The accrued interest expense since July 31, 2009 was $12,803. The interest will be recorded in future filings.

Americas Wind Energy Inc.	Page 2 of 3

Note 10. Commitments and Contingencies, page F-9

5.

We see that you had previously recorded debt due to EWT of $2.8 million. We also see that you will pay back to EWT up to $4 million in total settlement payments. Please reconcile the $2.8 million debt outstanding to the $4 million payments due to EWT.

The debt due to EWT was approx. $2.8 million and represented actual costs incurred on contracts plus anticipated costs to complete the Confederation Power, Wind Vision and Wray contracts.

Subsequently, EWT discovered that the costs to complete the contracts would be considerably more than the $2.8 million and accordingly made efforts to enter into the Agreement. During the Agreement discussions, it was agreed that full and final payment of $ 4 million was fair and reasonable to both parties and to satisfy EWT for any unforeseen obligations incurred by completing the contracts. In exchange, EWT agreed to release the Company from any future or further liabilities incurred from those contracts.

The terms of the Agreement set out the payment process for the $4 million. AWE receives settlement payments from EWT at the rate of 3% of North American sales over the next 4 years. (The Settlement Agreement was signed on April 28, 2010 and became final on June 11, 2010). The first $2 million of settlement payments are retained by EWT as the initial payment toward the $4 million. The next $4 million of settlement payments are split 50%/ 50% between AWE and EWT. The Company’s obligation to repay the $4 million is contingent on receiving future payments from the Agreement.

Yours truly,

H. C. F. Dickout
CEO
Americas Wind Energy Corp.
24 Palace Arch Drive
Toronto, ON Canada      M9A 2S1
Phone 416 233 5670
Fax 416 233 6493

Americas Wind Energy Inc.	Page 3 of 3